Western Copper and Gold Corporation
(An exploration stage company)

Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2014

(Unaudited – prepared by management)
(Expressed in Canadian dollars)

NOTICE TO READER:
These condensed interim consolidated financial statements have not been reviewed by the Company's external auditors. These statements have been prepared by and are the responsibility of the Company’s management. This notice is being provided in accordance with National Instrument 51-102 - Continuous Disclosure Obligations.

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		June 30, 2014	December 31, 2013
		$	$
ASSETS	Note

Cash and cash equivalents		11,252,362	6,044,475
Short-term investments	3	9,022,458	17,162,992
Other assets		310,980	707,699
CURRENT ASSETS		20,585,800	23,915,166

Exploration and evaluation assets	4	29,038,352	27,034,538

ASSETS		49,624,152	50,949,704

LIABILITIES

Accounts payable and accrued liabilities		909,349	1,488,060

LIABILITIES		909,349	1,488,060

SHAREHOLDERS’ EQUITY

Share capital	5	105,057,214	104,620,174
Contributed surplus		32,320,693	32,293,888
Deficit		(88,663,104)	(87,452,418)

SHAREHOLDERS’ EQUITY		48,714,803	49,461,644

LIABILITIES AND SHAREHOLDERS’ EQUITY		49,624,152	50,949,704

Commitments	7

Approved by the Board of Directors

(signed) Robert J. Gayton	Director	(signed) Robert Byford	Director

The accompanying notes are an integral part of these financial statements	- 2 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$
CORPORATE EXPENSES
Filing and regulatory fees	30,172	39,954	148,396	148,446
Office and administration	55,516	49,701	110,561	115,684
Professional fees	51,864	64,472	83,931	90,769
Rent and utilities	55,607	46,150	111,303	78,113
Share-based payments	80,158	171,763	168,166	418,305
Shareholder communication and travel	142,800	123,064	294,012	308,646
Wages and benefits	232,643	224,051	465,645	474,771

LOSS BEFORE OTHER ITEMS	648,760	719,155	1,382,014	1,634,734

OTHER ITEMS
Foreign exchange loss (gain)	168,467	(537,535)	(54,857)	(1,289,816)
Interest income	(59,058)	(64,440)	(116,471)	(88,878)

LOSS AND COMPREHENSIVE LOSS	758,169	117,180	1,210,686	256,040

Basic and diluted loss per share	0.01	-	0.01	-

Weighted average number of common shares outstanding	93,959,486	93,738,134	93,822,473	93,760,196

The accompanying notes are an integral part of these financial statements	- 3 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30,	2014	2013
	$	$
Cash flows provided by (used in)

OPERATING ACTIVITIES

Loss and comprehensive loss	(1,210,686)	(256,040)

ITEMS NOT AFFECTING CASH
Share-based payments	168,166	418,305

Change in non-cash working capital items	138,715	(171,563)
OPERATING ACTIVITIES	(903,805)	(9,298)

FINANCING ACTIVITIES

Exercise of stock options	244,750	9,350

FINANCING ACTIVITIES	244,750	9,350

INVESTING ACTIVITIES

Redemption (purchase) of short-term investments	8,000,000	(23,000,000)
Mineral property expenditures	(2,133,058)	(3,738,456)

INVESTING ACTIVITIES	5,866,942	(26,738,456)

CHANGE IN CASH AND CASH EQUIVALENTS	5,207,887	(26,738,404)

Cash and cash equivalents – Beginning	6,044,475	33,517,542

CASH AND CASH EQUIVALENTS - ENDING	11,252,362	6,779,138

The accompanying notes are an integral part of these financial statements	- 4 -

Western Copper and Gold Corporation
Condensed Interim Consolidated Financial Statements
(Unaudited – prepared by management)
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Number of	Share	Contributed	Deficit	Shareholders’
	Shares	Capital	Surplus		Equity
		$	$	$	$

DECEMBER 31, 2012	93,782,503	104,603,488	31,494,020	(86,086,902)	50,010,606

Cancellation and return to treasury (note 5)	(115,566)	-	-	-	-
Exercise of stock options	17,000	9,350	-	-	9,350
Transfer of stock option value	-	7,336	(7,336)	-	-
Share-based payments	-	-	510,305	-	510,305
Loss and comprehensive loss	-	-	-	(256,040)	(256,040)

JUNE 30, 2013	93,683,937	104,620,174	31,996,989	(86,342,942)	50,274,221

Share-based payments	-	-	296,899	-	296,899
Loss and comprehensive loss	-	-	-	(1,109,476)	(1,109,476)

DECEMBER 31, 2013	93,683,937	104,620,174	32,293,888	(87,452,418)	49,461,644

Exercise of stock options	445,000	244,750	-	-	244,750
Transfer of stock option value	-	192,290	(192,290)	-	-
Share-based payments	-	-	219,095	-	219,095
Loss and comprehensive loss	-	-	-	(1,210,686)	(1,210,686)

JUNE 30, 2014	94,128,937	105,057,214	32,320,693	(88,663,104)	48,714,803

The accompanying notes are an integral part of these financial statements	- 5 -

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Western Copper and Gold Corporation (“Western” or the “Company”) is an exploration stage company that is engaged in the exploration and development of the Casino mineral property located in Yukon, Canada (the “Casino Project”).

The Company is incorporated in British Columbia, Canada. Its head office is located at 1800 - 570 Granville Street, Vancouver, British Columbia.

The nature of the Company’s operations requires significant expenditure for the development of mineral properties. To date, Western has not received any revenue from mining operations and is considered to be in the exploration stage. The Company will continue to require additional funding for operations, permitting, and development of its Casino Project. While it has been successful raising funds in the past, there can be no assurance that it will be able to do so in the future.

2.	BASIS OF PRESENTATION

	a.	Compliance with International Financial Reporting Standards

These condensed interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, as issued by the International Accounting Standards Board (“IASB”), including International Accounting Standard 34 - Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2013, which have been prepared in accordance with IFRS as issued by the IASB.

These financial statements were approved for issue by the Company’s board of directors on August 6, 2014.

	b.	Accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets and environmental reclamation obligations.

The recoverability of the amounts shown for exploration and evaluation assets is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale or partial disposal.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

3.	SHORT-TERM INVESTMENTS

	June 30, 2014	December 31, 2013
	$	$
Guaranteed Investment Certificates	9,000,000	17,000,000
Accrued interest	22,458	162,992

	9,022,458	17,162,992

4.	EXPLORATION AND EVALUATION ASSETS

Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum deposit is located in Yukon, Canada.

$
DECEMBER 31, 2012	17,706,346

Claims maintenance	13,800
Engineering	1,338,667
Exploration and camp support	564,619
Permitting	6,829,111
Salary and wages	427,227
Share-based payments	154,768

DECEMBER 31, 2013	27,034,538

Claims maintenance	3,390
Engineering	244,471
Permitting	1,362,216
Salary and wages	342,808
Share-based payments	50,929

JUNE 30, 2014	29,038,352

The Casino Project is subject to a 2.75% net smelter return royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims. Should Western maintain title to any Casino B claims after the period covered by the existing option agreement or reacquire the Casino B claims in any way, the 5% net profits royalty in favour of 8248567 Canada Limited on such claims will be suspended and the NSR Royalty will apply.

Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining NSR Royalty) for US$59 million if the amount is paid on or before December 31, 2017.

As part of a separate agreement, Western is required to make a payment of $1 million upon making a production decision on the Casino Project.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

5.	SHARE CAPITAL

	a.	Authorized share capital

Unlimited common shares without par value

Unlimited number of preferred shares without par value

	b.	Share cancellation

Pursuant to the 2006 plan of arrangement involving Glamis Gold Ltd., Western Silver Corp., and Western Copper Corp. (now Western Copper and Gold Corp.), shareholders of Western Silver Corp. were required to exchange their common shares in Western Silver Corp. for common shares of Western within six years of the plan of arrangement. The 115,566 common shares not exchanged in accordance with the plan of arrangement were cancelled and returned to treasury on May 14, 2013.

6.	STOCK OPTIONS AND SHARE-BASED PAYMENTS

	a.	Stock options

Based on the stock option plan approved by the Company’s shareholders at the annual general meeting held on June 21, 2012, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options must be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At June 30, 2014, the Company could issue an additional 3,326,226 stock options under the terms of the plan.

A summary of the Company’s stock options outstanding and the changes for the periods then ended, is presented below:

	Number of	Weighted average
	Stock options	exercise price
		$
DECEMBER 31, 2012	5,273,667	1.50

Granted	1,750,000	0.66
Exercised	(17,000)	0.55
Cancelled	(46,667)	1.53
Expired	(528,333)	1.21

DECEMBER 31, 2013	6,431,667	1.30

Granted	100,000	0.96
Exercised	(445,000)	0.55

JUNE 30, 2014	6,086,667	1.35

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding,	Number of	Weighted average	Average
by exercise price	Stock options	exercise price	remaining
			contractual life
		$	years
$0.60	1,650,000	0.60	4.06
$0.79 – 0.96	2,411,667	0.80	2.55
$1.50 – 1.85	400,000	1.67	1.49
$2.84	1,625,000	2.84	2.04

JUNE 30, 2014	6,086,667	1.35	2.75

Of the total stock options outstanding, 3,726,660 were vested and exercisable at June 30, 2014. The weighted average exercise price of vested stock options was $1.77 and the average remaining contractual life was 2.06 years.

b.	Share-based payments

The following is a summary of the most recent stock options granted by the Company and the fair value assigned to each grant. The fair value was calculated at the time of grant using the Black- Scholes option pricing model and the following inputs and assumptions:

	May 7,	December 12,	July 9,	January 15,
Inputs and assumptions	2014	2013	2013	2013

Stock options granted	100,000	150,000	1,500,000	100,000
Exercise price	$0.96	$0.60	$0.60	$1.59

Market price	$0.96	$0.55	$0.54	$1.59
Expected option term (years)	3.0	3.0	3.0	3.0
Expected stock price volatility	69.5%	71.8%	74.5%	73.4%
Average risk-free interest rate	1.17%	1.18%	1.26%	1.25%
Expected forfeiture rate	-	-	-	-
Expected dividend yield	-	-	-	-

FAIR VALUE ASSIGNED	$44,000	$37,500	$375,000	$77,000

7.	COMMITMENTS

The Company has an agreement to lease its head office space until May 31, 2016. The total amount of payments remaining during the course of the agreement as at June 30, 2014 is $445,000. Of this amount, $222,000 is due within the next twelve months.

The Company is required to use the proceeds received from the royalty sale completed in December 2012 for furthering the development of the Casino Project and for general working capital purposes; provided that the general working capital purposes of Western do not include the acquisition and development of any mineral properties unrelated to the Casino Project.

Other commitments related to exploration and evaluation assets are described in note 4.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

8.	RELATED PARTY TRANSACTIONS

	a.	Director and officer remuneration

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the periods presented was as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2014	2013	2014	2013
	$	$	$	$

Salaries and director fees	219,399	211,300	430,180	416,641
Share-based payments	71,757	186,457	145,568	366,398

	291,156	397,757	575,748	783,039

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the years presented above.

b.	Other

From October 1, 2011 to March 31, 2013, administration, accounting and other office services were provided by Ravenwolf Resource Group Ltd. (“Ravenwolf”) on a cost-recovery basis. Ravenwolf was a private company owned equally by Western, NorthIsle Copper and Gold Inc. (“NorthIsle”), and Copper North Mining Corp. (“Copper North”). Effective April 1, 2013, NorthIsle and Copper North transferred their respective Ravenwolf shares to Western and, as a result, Ravenwolf became a wholly-owned subsidiary of Western. During the three months ended March 31, 2013, Ravenwolf charged the Company $372,684 for its services.

9.	SEGMENTED INFORMATION

The Company’s operations are primarily directed towards the acquisition, exploration, and future development of resource properties in Canada. All interest income is earned in Canada and all assets are held in Canada.

10.	CAPITAL MANAGEMENT

Western is a mineral exploration company with a primary focus of advancing its Casino Project towards production. Its principal source of funds is the issuance of common shares. The Company considers capital to be equity attributable to common shareholders, comprised of share capital, contributed surplus, and deficit. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects.

Western manages its capital structure based on the funds available for its operations and makes adjustments for changes in economic conditions, capital markets and the risk characteristics of the underlying assets. To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects. There is no assurance that these initiatives will be successful.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

To facilitate the management of its capital, Western prepares annual expenditure budgets and updates them as necessary, depending on various factors, many of which are beyond the Company’s control. The Board of Directors approves all annual budgets and subsequent updates.

The Company monitors its cash position and its short-term investments on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives. The Company also seeks to provide liquidity and limit credit risk by acquiring investments that are guaranteed by Canadian governments or by a Canadian chartered bank and that are redeemable in portion or in full at the Company’s option without penalty.

There was no change in the Company’s approach to capital management during the period. Western has no debt and does not pay dividends.

11.	FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to liquidity, credit, and currency risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, certain other assets, and accounts payable and accrued liabilities.

	a.	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

	b.	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks. The carrying amount of financial assets recorded in the financial statements, net of any allowance for losses, represents Western’s maximum exposure to credit risk.

	c.	Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company typically raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company aims to maintain funds in the currency that matches that of the costs incurred. Historically, Western has not held significant amounts denominated in currencies other than the Canadian dollar.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
As at and for the three and six months ended June 30, 2014 (unaudited – prepared by management)
(Expressed in Canadian dollars)

The proceeds of the royalty transaction completed in December 2012 were denominated in US dollars. Although Western decreased its foreign currency balance throughout 2013, the Company still had approximately US$4 million in financial instruments at June 30, 2014. As at June 30, 2014, a 1% change in the exchange rate between the Canadian and US dollar would have resulted in an unrealized gain or loss of approximately $47,000 (December 31, 2013 - $58,000).